Exhibit 12.1

DISH DBS Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

						For the Nine Months
						Ended September 30,
	2009	2010	2011	2012	2013	2013	2014
Income (loss) before taxes	$976,593	$1,486,988	$2,422,530	$770,192	$1,284,377	$973,018	$815,627
Less: Equity earnings of affiliate	1,975	—	—	—	—	—	—
Interest expense (net of amounts capitalized)	407,413	470,890	552,036	647,298	878,550	663,823	631,405
Amortization of capitalized interest (estimate)	5,484	7,360	8,655	8,655	6,907	5,180	2,921
Interest component of rent expense (1)	7,004	9,904	10,013	9,072	9,973	5,711	8,600
Earnings before fixed charges	$1,398,469	$1,975,142	$2,993,234	$1,435,217	$2,179,807	$1,647,732	$1,458,553

Interest expense (net of amounts capitalized)	$407,413	$470,890	$552,036	$647,298	$878,550	$663,823	$631,405
Capitalized interest	—	—	—	—	—	—	—
Interest component of rent expense (1)	7,004	9,904	10,013	9,072	9,973	5,711	8,600
Total fixed charges	$414,417	$480,794	$562,049	$656,370	$888,523	$669,534	$640,005

Ratio of earnings to fixed charges	3.37x	4.11x	5.33x	2.19x	2.45x	2.46x	2.28x

(1)  The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period.  The rates applied are approximately 7% for the years ended December 31, 2009 through December 31, 2012.  The rate applied for the year ended December 31, 2013 and the nine months ended September 30, 2013 and 2014 is approximately 6%.